Exhibit 23.1

<u>Consent of Independent Registered Public Accounting Firm</u>

The Board of Directors
American Independence Corp.:

      We consent to the incorporation by reference in the registration statement Nos. 333-160935, 333-78177, 333-80197, 333-84625, 333-33140, and 333-32962) on Form S-8 of American Independence Corp. of our report dated June 3, 2016, with respect to the consolidated balance sheets of American Independence Corp. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2015, and all related financial statement schedules, which report appears in the December 31, 2015 annual report on Form 10-K of American Independence Corp.

/s/ KPMG LLP
New York, New York
June 3, 2016